

May 21, 2015

Via E-mail
Christian Homsy
Chief Executive Officer
Celyad S.A.
Rue Edouard Belin 12
1435 Mont-Saint-Guibert, Belgium

> **Re:** **Celyad S.A.**
> **Registration Statement on Form F-1**
> **Filed May 18, 2015**
> **File No. 333-204251**

Dear Mr. Homsy:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Notes to Consolidated Financial Statements
Note 2.2 Summary of significant accounting policies
2.2.6 Intangible assets
(a) Research and development costs, page F-12

1. We acknowledge your response to previous comment 33. Please provide us your analysis under each of the criteria of paragraph 57 of IAS 38 that supports your assertion that development costs may be capitalized upon the completion of a pivotal Phase III clinical trial. Tell us what you mean by "completes successfully Phase III" and if you believe approval is considered probable at that point.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Brunhofer at (202) 551-3638 or Lisa Vanjoske at (202) 551- 3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Laurie A. Burlingame, Esq.
        Goodwin Proctor LLP